Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com



Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA


06015050


RECEIVED
2006 JUL 10 P 4:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 May 2006

SUPPL

**SEC File Number, 82-34793**

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 7/2006 and 8/2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

dlw 7/11

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions



Information to the Copenhagen Stock Exchange no. 7/2006
Humlebæk, 16 May 2006

# Interim Financial Statement, 2005/06

(1 October 2005 – 31 March 2006)

*"Coloplast had a strong first half 2005/06 with continuing global sales growth and a very satisfactory Economic Profit development. EBIT also improved nicely, primarily due to the limited growth in cost of sales. We also implemented two major M&A activities,"* says Sten Scheibye, President and CEO.

- **Sales grew in the first half by 11% in Danish kroner and 9% in local currencies**
- **Operating profit increased by 39% to DKK 568m, generating a profit margin slightly above 16%**
- **Profit for the period after tax and minority interests was DKK 305m, which is DKK 69m or 29% above profit for the same period last year**
- **Economic profit tripled to DKK 215m compared with DKK 73m in the same period last year**
- **We expect to acquire Mentor Corporation's urology business with effect from 1 June this year. This acquisition and the divestment of Sterling Medical Services will cause significant changes in our expectations for the current year's financial performance and are anticipated to contribute positively to the company's long-term development.**

| **Key figures and ratios, mDKK** (unaudited) | **Actual 2005/06 6 months** | **Actual 2004/05 6 months** | **Index 2004/05 6 months** | **Actual 2004/05 full year** |
|---|---|---|---|---|
| Revenue | 3,447 | 3,099 | 111 | 6,528 |
| Operating profit (EBIT) | 568 | 409 | 139 | 994 |
| Net financial income and expenses | -135 | -54 | 250 | -164 |
| Profit before tax | 433 | 355 | 122 | 830 |
| Tax on profit for the period | -128 | -117 | 109 | -275 |
| Coloplast's share of profit for the period | 305 | 236 | 129 | 553 |
| Profit margin, EBIT, % | 16 | 13 | | 15 |
| Earnings per share of DKK 5, EPS, DKK | 7 | 5 | | 12 |
| Return on equity, % | 24 | 20 | | 23 |
| Return on average invested capital (ROAIC), % | 21 | 14 | | 18 |
| Economic profit (EP) | 215 | 73 | | 285 |
| PE, price/earnings ratio | 37 | 30 | | 33 |
| Equity interest, % | 44 | 42 | | 42 |
| Total assets | 5,801 | 5,657 | | 5,915 |
| Investments in tangible assets, gross | 185 | 216 | | 399 |

Attached are income statement, balance sheet, cash flow statement, statement of changes in equity, notes, key figures and ratios.



Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55



**Accounting policies applied**
With effect from the financial year 2005/06 Coloplast implemented IFRS 2, as approved for use in the European Union.

In accordance with IFRS 2, share-based compensation is measured at fair value. For cash-settled, share-based payment arrangements, options earned during the period are recognised as a staff cost at fair value, while the adjustment for fair value of options earned in previous periods is recognised as a financial item.

The fair value of options under equity-settled, share-based payment arrangements is determined at the time of allocation. The value of these options is recognised as a staff cost over the earnings period.

Option schemes allocated before 30 September 2005 are considered cash-settled arrangements.

**Financial performance**
In the first six months of 2005/06 revenue increased by 9% in local currencies to DKK 3,447m, which is slightly less than expected. Exceeding 16%, the profit margin (EBIT) was slightly higher than expected. Revenue grew for all product areas. Sales of continence care products, in particular, showed good growth.

From this interim financial statement onwards, economic profit (EP) will be reported on a quarterly basis. EP for the first six months of 2005/06 was DKK 215m compared with DKK 73m for the same period of the previous year. The increase is mainly due to higher earnings this year than in the first six months of last year. EP is calculated on the basis of a weighted average cost of capital (WACC) of 6.7% compared with 7.0% for the previous year and an average invested capital of DKK 5,533m compared with DKK 5,751m for the first six months of 2004/05.

**Profit margin**
Operating profit increased by 39% to DKK 568m. In the first six months of 2004/05 operating profit was negatively affected by DKK 32m representing indirect cost of sales charged to the income statement as a result of substantial stock reductions. The effect of indirect cost of sales in the first six months of this year was positive at DKK 11m.

Total cost of sales continues to increase at a slower rate than sales, increasing by only 3% in the first six months. Excluding indirect cost of sales charged to the income statement, cost of sales increased by 6%. Costs for distribution, sales and marketing increased by DKK 126m or 13% to DKK 1,074m. Administration costs increased by 10% or DKK 35m to DKK 389m, while the costs for research and development increased by 9% to DKK 116m.

Operating profit was negatively affected by DKK 10m reflecting the changes in accounting policies applied for share-based payment arrangements.

**Profit**
Profit for the period after tax and minority interests was DKK 305m, which is DKK 69m up on profit for the first six months of 2004/05.

As a result of the implementation of IFRS 2 for share-based payment arrangements, financial expenses have been negatively affected by DKK 54m for fair value adjustment of previously allocated options, compared with DKK 2m last year. During the period the share price rose from DKK 378 to DKK 464 per unit.
Financial income and expenses also include interest payments, exchange-rate adjustments and bank charges, netting DKK 135m compared with net financial expenses of DKK 54m for the comparative period.

The effective tax rate was 30%.

**Exchange rates**
For the first six months the value in Danish kroner of Coloplast's invoicing currencies was, on average, 2% above the level of last year. The main reason for this was the increase in the rates of the US dollar and British pound vis-a-vis the Danish krone.



**Balance sheet**
The balance sheet total was reduced during the first six months by DKK 114m to DKK 5,801m.
The reduction reflects primarily payment of dividends and tax and a lower level of debt to suppliers and banks. These payments have caused a drain on liquidity, and holdings of cash and marketable securities were therefore reduced by DKK 266m.

Total non-current assets were reduced, while inventories, trade receivables and remaining items increased.

Equity declined during the period by DKK 37m and stood at DKK 2,549m at 31 March 2006. This brought equity interest up by 2%-points to 44%.

**Investments**
Investments in plant, property and equipment were down from DKK 216m to DKK 185m excluding fixed assets divested, corresponding to slightly more than 5% of revenue.

Coloplast has leased a 100,000 sqm site in Zhuhai, China for a new facility. The facility will be built in three stages and will cover more than 50,000 sqm when complete.

The first stage will be operative in June 2007 and will comprise 20,000 sqm. The investment for this stage is expected to be around DKK 80m.

In Hungary, the local government has committed to subsidising Coloplast's job creation by up to DKK 150m over a four-year period running from 1 November 2005.

During 2006 it will be decided if Coloplast wishes to take advantage of this commitment by establishing another facility in Hungary.

**Cash flow**
Liquidity declined by DKK 312m during the period, and free cash flow came to DKK 54m compared with DKK 366m for the same period last year.

Cash flow from operations was DKK 249m, which is DKK 302m less than last year due to tax payments, reduced supplier debt and higher trade receivables. Last year's figures were positively affected by significant inventory reductions.

Payment of dividends to shareholders amounted to DKK 162m and own share purchases netted DKK 103m. Long-term debt was reduced by DKK 100m.

Overall, interest-bearing debt increased by DKK 212m as a result of more capital being tied up in inventories and debtors as well as dividend payments and own share purchases.

At 31 March 2006, cash and bank balances amounted to DKK 716m, which is DKK 19m less than for the same period last year.

**Buyback programme**
During the period 288,000 units of Coloplast shares have been purchased, bringing holdings of own shares at the end of the period to 1,892,249 units, corresponding to 4.3% of the class B share capital. The shares were purchased in the first quarter under the buyback programme subsequently suspended in connection with the company's offer to acquire Mentor's urology business.

**Outlook**
For Coloplast's continuing business areas our expectations for 2005/06 remain an organic revenue growth of around 10% in local currencies and a profit margin of approx. 16%.

The revenue is expected, however, to be of the order of DKK 7.5bn after the divestment of Sterling Medical Services, concluded on 14 April 2006, and the anticipated acquisition of Mentor Corporation's urology business as at 1 June 2006. The divestment of Sterling will have a negative impact of upwards of DKK 160m in 2005/06. The acquisition of Mentor's urology business is expected to increase revenue by approx. DKK 450m for the period 1 June – 30 September 2006.

Operating profit is expected to be affected by amortisation of acquired assets and non-recurring costs in connection with the integration of the companies' business systems and lower earnings from acquired inventories of finished products, bringing the profit margin (EBIT margin) to an expected 12-13% for the current year. The anticipated operating profit



does not include the approx. DKK 130m gain made by Coloplast on the divestment of Sterling.

Gross investments in property, plant and equipment are expected to amount to DKK 5-600m in 2005/06. Some DKK 1-200m of this relates to potential investments in acquired companies in Mentor's urology business. The tax rate for 2005/06 is expected to be approx. 29%.

The British healthcare authorities have proposed changes to the arrangements for the provision of products and services in the markets for ostomy, continence and wound care products. The consultation period ended on 23 January 2006 and since then the authorities have continued the dialogue with interested parties, including Coloplast and trade organisations, for a thorough review of the consultation responses. This dialogue is still proceeding, and the authorities have not indicated any timing or contents of future steps in the process.

It is impossible to assess the effects of possible changes to the arrangements for payment on Coloplast's profit for 2005/06. When we know the outcome of the British healthcare authorities' deliberations, we will assess their likely effects and make an announcement.

Following the German healthcare reform, Coloplast would expect the German health insurance funds to settle new reimbursement prices for the continence care area during 2006. An estimated effect is included in our expectations for 2005/06.

The acquisition of Mentor's urology business will mean changes to Coloplast's objectives towards 2012. The objectives will be as follows:

- A doubling of economic profit (EP) at least every five years towards 2012 based on the financial year 2004/05 (unchanged).
- A revenue of at least DKK 15bn
- A profit margin (EBIT margin) of at least 17%.

Heavy fluctuations in the exchange rates of important currencies, significant changes in the healthcare sector or major changes in the world economy may impact Coloplast's possibilities for achieving the long-term objectives set and for fulfilling expectations for the year, and may affect the company's financial outcomes.

## Business areas

In connection with the launch of Coloplast's strategy for 2012 a new global matrix organisation was established, with the Ostomy Care Division, the Continence Care Division and the Wound and Skin Care Division making up the chronic care segment. From this financial statement onwards, the chronic care segment will be referred to instead as medical care. The financial segmentation has not changed.

Total revenue for the business areas was DKK 3,447m, corresponding to a 9% growth in local currencies compared with the same period of the previous year.

### Ostomy care

Gross revenue from Coloplast's ostomy products increased during the period by 9% in local currencies to DKK 1,391m.

Sales grew more than market growth in most markets, and the ostomy care business continued to win market shares. A global ostomy market analysis made in the first quarter estimated the total market value at well over DKK 9bn. Accordingly, Coloplast's global market share can be estimated at close to 30%. In the USA, the share of new patients using Coloplast products is increasing, and it remains a company objective to achieve a two-digit market share there in 2-4 years.

Open ostomy bags with **Hide-away** closure and bags with convex adhesive continued to drive growth. The **Easiflex** product range is still showing strong growth after four years in the market, supported by new line extensions.

The ostomy revenue development should be seen in the light of reimbursement prices for ostomy products in Germany having been reduced with effect from 1 January 2005. The



reduction had a negative effect of 2-3% on revenue growth.

Coloplast's revenue in the German market for ostomy products developed positively, despite declining sales through HSC, where a large number of sales representatives have chosen to resign. Coloplast has initiated activities to generate fresh growth for HSC.

**Continence care**
Gross revenue from Coloplast's continence care products came to DKK 901m, corresponding to a 16% growth in local currencies.

Sales of catheters, urine bags and urisheaths all grew, driven by a fair development in all major markets. **EasiCath** and **SpeediCath** catheters for intermittent bladder evacuation were the key growth drivers, and sales of **SpeediCath** Compact catheters for women again exceeded expectations. In the first quarter **SpeediCath** Complete was launched. The product is a **SpeediCath** catheter built into a collecting bag, a ready-to-use set typically used when there is no access to toilet facilities.

Sales of the **Peristeen** anal irrigation system for people with bowel management problems are growing in all those markets where it has been launched.

**Mentor's urology business**
In March 2006 Coloplast announced an offer to acquire Mentor Corporation's urology business for DKK 2,888m. Through the contemplated acquisition Coloplast will increase its product portfolio in the growing market for catheters and become a leading global supplier of a broad range of urology devices for hospitals, urology wards and the primary care sector. Coloplast aims to use this new platform as a basis for growing in the expanding market for urologic specialties.

The acquisition will contribute to strengthening our position in the USA and Europe and provide a platform for further growth.

Coloplast and Mentor Corporation have completed the consultation with the works councils at the French facilities required by law, and subsequently Mentor has received the works councils' indication of their favourable attitude.

The closing of the deal will then only be conditional on approval by the competition authorities. Coloplast still expects the deal to be closed around 1 June 2006.

In compliance with Coloplast's promise to the British Secretary of State for Trade and Industry in 2002, the acquisition does not include Mentor's urisheath business in Great Britain.

In all other markets, Coloplast will be selling and marketing these urisheaths, and Coloplast will continue to market the **Conveen** urisheaths in Great Britain, including the most recent urisheath launched, **Conveen** Optima.

**Wound and skin care**
Gross revenue from Coloplast's wound and skin care sales grew by 7% in local currencies and came to DKK 592m. Sales grew less than expected because of lower than expected general growth in the major European markets for wound care products, e.g. the market for anti-bacterial dressings. During the period, Coloplast strengthened its sales effort to support growth. Our market share in Europe is 12-13%.

Sales of skin care products continued to grow and developed well particularly in the hospital market.

In March 2006, Coloplast launched the **Biatain – Ibu** wound dressing containing the pharmaceutical ibuprofen, which may alleviate pain in chronic wounds. Ibuprofen is released from the dressing into the wound concurrently with liquid forming in the wound. Hence the dressing may help many people suffering from painful chronic wounds during wound healing. The market is estimated at upwards of DKK 1bn. The product will be launched in a large number of European markets during 2006.

**Breast care**
Coloplast's gross revenue from breast care sales was DKK 235m, an increase of 8% in local currencies. Sales of breast forms as well as special textiles increased. There was good



growth in most markets, including the USA. In several major markets sales increased more than expected.

The sales force was increased and a new generation of breast forms with improved temperature and weight features is being launched successively in new markets.

**Geographical markets**
Revenue in Europe grew by 8% in local currencies and Danish kroner to DKK 2,728m. Coloplast's revenue growth was higher than the market growth in the European market, but was affected by sales in the wound care area being lower than expected and by prices for ostomy products in the German market having been reduced as at 1 January 2005. Therefore the basis for comparison was high in part of the comparative period.

**North and South America**
In the Americas, revenue came to DKK 489m, reflecting a 9% growth in local currencies. Sales in the USA accounted for a major part of sales, with skin care and breast care sales driving growth. Coloplast continues to win market shares in the US ostomy market, but sales growth was lower than expected. We are maintaining our objective to achieve a two-digit market share in this market in the course of 2-4 years through increasing our share of new patients in the hospitals and through improved local availability of Coloplast's products. Cooperation with major US distributors and the utilisation of the increased sales force are important elements in this strategy.

In February, Coloplast announced the divestment of Sterling Medical Services to McKesson Corporation, which is one of the leading providers of service to the healthcare sector and the largest pharmaceuticals distributor in the USA. The divestment was concluded after the interim financial accounts closed. It will have a non-recurring positive effect on Coloplast's operating profit of approx. DKK 130m in the third quarter of 2005/06. Coloplast's revenue for 2005/06 will be negatively affected by the divestment in an amount of slightly more than DKK 160m.

In order to support Coloplast's long-term strategy to become a global market leader within the selected business areas, a cooperation agreement was signed with McKesson Corp. in the second quarter of 2005/06 for the distribution of Coloplast's ostomy and continence care products in the USA. The agreement will increase the availability of Coloplast's ostomy and continence care products in the US market.

**Rest of the world**
Revenue for this region was DKK 230m, reflecting an increase of 18% in local currencies. Japan and Australia are the biggest markets outside Europe and the Americas. Sales through Coloplast's own sales subsidiaries as well as sales through independent distributors grew.

**Organisation**
On 1 February Coloplast published a new organisational structure for manufacturing operations, logistics and distribution. Named Global Operations, the new organisation is an essential factor in the strategy to achieve the company's long-term objectives. Global Operations aims to launch more products at a higher speed than in the past. As a consequence of restructuring, 90 jobs will be shed over the coming two years.

Nicolai Buhl Andersen has been appointed Senior Vice President of the Ostomy Care Division. Nicolai Buhl Andersen has been with Coloplast since 2005 and his most recent position was as director, Commercial Development, Ostomy Care Division.



The board of directors and the Executive Management have considered and agree on the contents of Coloplast's interim financial statement for the first six months of 2005/06.

The financial statement, which is unaudited, has been prepared in accordance with IFRS and additional Danish requirements on disclosure and on the presentation of interim financial statements by exchange-listed companies.

We believe that the interim financial statement gives a true and fair view of the Group's assets, liabilities, financial position and profit for the period.

**Executive Management**

Sten Scheibye
President and CEO

Lene Skole
Executive Vice President, CFO

Carsten Lønfeldt
Executive Vice President

Lars Rasmussen
Executive Vice President, COO

Christian Jørgensen
Executive Vice President, Global Sales

Board of Directors

Palle Marcus, Director
Chairman

Niels Peter Louis-Hansen, BCom
Deputy Chairman

Erik Andersen,
Director of Supply Chain Governance

Per Magid, Attorney

Michael Pram Rasmussen, Director

Torsten Erik Rasmussen, Director

Lise Schachtschabel, Production Worker

Knud Øllgaard, Electrician

Ingrid Wiik, CEO

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risks including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information: Executive Vice President, CFO Lene Skole, phone. +45 4911 1665, or Investor Relations manager Jørgen Fischer Ravn, phone +45 4911 1308

# *Key figures and ratios (unaudited)*

1 October 2005 - 31 March 2006

| | Group | | Group |
|---|---|---|---|
| | *mDKK* | | *mDKK* |
| | *2005/06* | *2004/05* | *2004/05* |
| | *6 months* | *6 months* | *Year* |
| **Income statement** | | | |
| Revenue | 3.447 | 3.099 | 6.528 |
| Research & development costs | 116 | 106 | 215 |
| Operating profit before amortisation and depreciation (EBITDA) | 757 | 574 | 1.342 |
| Operating profit (EBIT) | 568 | 409 | 994 |
| Net financial income and expenses | -135 | -54 | -164 |
| Profit before tax | 433 | 355 | 830 |
| Coloplast's share of profit for the period | 305 | 236 | 553 |
| **Revenue growth** | | | |
| Annual growth in revenue, % | 11 | 6 | 8 |
| Increase consists of: | | | |
| Organic growth, % | 9 | 7 | 8 |
| Currency effect, % | 2 | -1 | 0 |
| Acquired business, % | 0 | 0 | 0 |
| Divested business, % | 0 | 0 | 0 |
| **Balance sheet** | | | |
| Total assets | 5.801 | 5.657 | 5.915 |
| Invested capital | 5.634 | 5.647 | 5.391 |
| Net interest-bearing debt | 1.079 | 999 | 867 |
| Equity | 2.549 | 2.377 | 2.512 |
| **Cash flow and investments** | | | |
| Cash flow from operations | 249 | 551 | 1.353 |
| Cash flow from investments | -195 | -185 | -434 |
| Acquisition of tangible assets, gross | 185 | 216 | 399 |
| Cash flow from financing | -366 | -185 | -446 |
| Free cash flow | 54 | 366 | 919 |
| **Key figures** | | | |
| Profit margin, EBIT, % | 16 | 13 | 15 |
| Return on average invested capital (ROAIC), % | 21 | 14 | 18 |
| Ecconomic profit | 215 | 73 | 285 |
| Return on equity, % | 24 | 20 | 23 |
| Ratio of net debt to EBITDA | 0,71 | 1,09 | 0,65 |
| Interest cover | 13 | 11 | 11 |
| Equity interest, % | 44 | 42 | 42 |
| Rate of debt to enterprise value, % | 5 | 8 | 5 |
| Book value per share, DKK | 53 | 50 | 52 |
| **Share data** | | | |
| Share price | 464 | 297 | 378 |
| Share price/Book value per share | 9 | 6 | 7 |
| PE, price/earnings ratio | 37 | 30 | 33 |
| Dividend per share, DKK | - | - | 3,50 |
| Pay-out ratio, % | - | - | 29 |
| Earnings per share, EPS, DKK | 7 | 5 | 12 |
| Free cash flow per share | 1 | 8 | 19 |

# *Income statement (unaudited)*

1 October 2005 - 31 March 2006

| Notes | | Group 2005/06 6 months (mDKK) | Group 2004/05 6 months (mDKK) | Index |
|---|---|---|---|---|
| 1 | Revenue | 3.447 | 3.099 | 111 |
| | Cost of sales | -1.311 | -1.275 | 103 |
| | **Gross profit** | **2.136** | **1.824** | 117 |
| | Distribution, sales and marketing costs | -1.074 | -948 | 113 |
| | Administrative expenses | -389 | -354 | 110 |
| | Research and development costs | -116 | -106 | 109 |
| | Other operating income | 14 | 15 | 93 |
| | Other operating expenses | -3 | -5 | 60 |
| | Separate items | 0 | -17 | |
| 1 | **Operating profit** | **568** | **409** | 139 |
| 2 | Financial income | 13 | 19 | 68 |
| 3 | Financial expenses | -148 | -73 | 203 |
| | **Profit before tax** | **433** | **355** | 122 |
| | Tax on profit for the period | -128 | -117 | 109 |
| | **Net profit for the period** | **305** | **238** | 128 |
| 4 | Minority interests | 0 | -2 | 0 |
| | **Coloplast's share of profit for the period** | **305** | **236** | **129** |
| | Earnings per Share (EPS) | 7 | 5 | |
| | Earnings per Share (EPS), not adjusted for own shares | 6 | 5 | |

# *Balance sheet (unaudited)*

At 31 March 2006

| Notes | | Group mDKK | | |
|---|---|---|---|---|
| | | *At 31 Mar 06* | *At 30 Sep 05* | *At 31 Mar 05* |
| | **Assets** | | | |
| | Acquired patents and trademarks | 12 | 17 | 12 |
| | Goodwill | 326 | 327 | 298 |
| | Software | 144 | 147 | 119 |
| | Prepayment for intangible assets and intangible assets in progress | 14 | 5 | 7 |
| | **Intangible assets** | **496** | **496** | **436** |
| | Land and buildings | 1.082 | 1.127 | 1.133 |
| | Plant and machinery | 557 | 569 | 437 |
| | Other fixtures and fittings, tools and equipment | 224 | 211 | 227 |
| | Property, plant and equipment in progress and prepayments for property, plant and equipment | 210 | 181 | 292 |
| | **Property, plant and equipment** | **2.073** | **2.088** | **2.089** |
| | Investment in associates | 2 | 2 | 2 |
| | Other investments | 7 | 6 | 6 |
| | Deferred tax asset | 157 | 160 | 109 |
| | **Investments** | **166** | **168** | **117** |
| | **Fixed assets** | **2.735** | **2.752** | **2.642** |
| | **Inventories** | **734** | **698** | **816** |
| | Trade receivables | 1.324 | 1.224 | 1.127 |
| | Receivables from associates | 7 | 6 | 7 |
| | Other receivables | 100 | 99 | 103 |
| | Prepayments | 68 | 37 | 48 |
| | **Receivables** | **1.499** | **1.366** | **1.285** |
| | **Marketable and securities** | **266** | **334** | **97** |
| | **Cash and bank balances** | **567** | **765** | **817** |
| | **Current assets** | **3.066** | **3.163** | **3.015** |
| | **Assets** | **5.801** | **5.915** | **5.657** |

# *Balance sheet (unaudited)*

At 31 March 2006

| Notes | | Group mDKK At 31 Mar 06 | At 30 Sep 05 | At 31 Mar 05 |
|---|---|---|---|---|
| | **Liabilities** | | | |
| | Contributed capital | 240 | 240 | 240 |
| | Reserve for exchange rate adjustments | -17 | 3 | 0 |
| | Fair value reserve | -87 | -109 | -87 |
| | Proposed dividend for the year | 0 | 162 | 0 |
| | Retained earnings | 2.413 | 2.216 | 2.224 |
| | **Equity** | **2.549** | **2.512** | **2.377** |
| 4 | **Minority interests** | **1** | **2** | **3** |
| | Provision for pensions and similar liabilities | 80 | 80 | 79 |
| | Provision for deferred tax | 58 | 61 | 31 |
| | Other provisions | 13 | 14 | 10 |
| | **Provisions** | **151** | **155** | **120** |
| | Mortgage debt | 386 | 489 | 522 |
| | Other credit institutions | 1.234 | 1.237 | 1.202 |
| | Other payables | 35 | 57 | 27 |
| | Deferred income | 174 | 167 | 255 |
| | **Long-term liabilities** | **1.829** | **1.950** | **2.006** |
| | Mortgage debt | 4 | 5 | 5 |
| | Other credit institutions | 113 | 67 | 174 |
| | Trade payables | 240 | 300 | 245 |
| | Income taxes | 63 | 127 | 33 |
| | Other payables | 736 | 633 | 564 |
| | Deferred income | 115 | 164 | 130 |
| | **Short-term liabilities** | **1.271** | **1.296** | **1.151** |
| | **Short-term and long-term liabilities** | **3.100** | **3.246** | **3.157** |
| | **Liabilities** | **5.801** | **5.915** | **5.657** |

8 Contingent items

# *Cash flow statement (unaudited)*

1 October 2005 - 31 March 2006

| | | Group | |
|---|---|---|---|
| | | *mDKK* | |
| | | *2005/06* | *2004/05* |
| *Notes* | | *6 months* | *6 months* |
| | Operating profit | 568 | 409 |
| 5 | Adjustment for non-cash operating items | 189 | 143 |
| 6 | Changes in working capital | -228 | 177 |
| | Ingoing interest payments, etc. | 13 | 14 |
| | Outgoing interest payments, etc. | -103 | -71 |
| | Company tax paid | -190 | -121 |
| | **Cash flow from operations** | **249** | **551** |
| | Investments in intangible assets | -27 | -27 |
| | Investments in land and buildings | -12 | -32 |
| | Investments in plant and machinery | 144 | -176 |
| | Adjustments of tangible assets under construction | -29 | -8 |
| | Fixed assets sold | 18 | 64 |
| | Investmens in other investments | -1 | -6 |
| | **Cash flow from investments** | **-195** | **-185** |
| | **Free cash flow** | **54** | **366** |
| | Dividend to shareholders | -162 | -140 |
| | Dividend to minority interests | -1 | -4 |
| | Investment in own shares | -103 | 0 |
| | **Financing from shareholders** | **-266** | **-144** |
| | Financing through long-term loans | -100 | -41 |
| | **Cash flow from financing** | **-366** | **-185** |
| | **Net cash flow for the period** | **-312** | **181** |
| | Liquidity at 1 October 2005 | 1.028 | 555 |
| | Adjustment, exchange rate | 0 | -1 |
| | Change in liquidity for the period | -312 | 181 |
| 7 | **Liquidity at 31 March 2006** | **716** | **735** |

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

# *Statement of changes in equity (unaudited)*

| **Group** | **Contributed capital** | | **Reserve for exchange rate** | **Reserve for fair** | **Dividend** | **Retained earnings** | **Equity total** |
|---|---|---|---|---|---|---|---|
| *mDKK* | **A shares** | **B shares** | **adjustments** | **value** | | | |
| **1.10.2004 - 31.03.2005** | | | | | | | |
| Balance at 1.10.2004 as reported in annual report | 18 | 222 | 0 | -39 | 140 | 2.016 | 2.357 |
| Effect of changes in accounting policies | | | | | | -31 | -31 |
| Restated value at 1.10.2004 | 18 | 222 | 0 | -39 | 140 | 1.985 | 2.326 |
| Hedging against interest risks | | | | -64 | | | -64 |
| Effect of hedging on deferred tax | | | | 19 | | | 19 |
| Hedging against exchange rate risks | | | | -4 | | | -4 |
| Effect of hedging on deferred tax | | | | 1 | | | 1 |
| Net gain/loss not recognised in income statement | 0 | 0 | 0 | -48 | 0 | 0 | -48 |
| Dividend paid out for 2003/04 | | | | | -140 | | -140 |
| Tax value of loss on employee shares | | | | | | | 0 |
| Profit for the period | | | | | | 240 | 240 |
| Own shares purchased | | | | | | -4 | -4 |
| Own shares sold | | | | | | 4 | 4 |
| Dividend on own shares | | | | | | | 0 |
| Adjustment of opening balances and other adjustments relating to subsidiaries | | | | | | -1 | -1 |
| **Balance at 31.03.2005** | **18** | **222** | **0** | **-87** | **0** | **2.224** | **2.377** |
| **1.10.2005 - 31.03.2006** | | | | | | | |
| Balance at 1.10.2005 as reported in annual report | 18 | 222 | 3 | -109 | 162 | 2.276 | 2.572 |
| Effect of changes in accounting policies | | | | | | -60 | -60 |
| Restated value at 1.10.2005 | 18 | 222 | 3 | -109 | 162 | 2.216 | 2.512 |
| Hedging against interest risks | | | | 27 | | | 27 |
| Effect of hedging on deferred tax | | | | -7 | | | -7 |
| Hedging against exchange rate risks | | | | 3 | | | 3 |
| Effect of hedging on deferred tax | | | | -1 | | | -1 |
| Net gain/loss not recognised in income statement | 0 | 0 | 0 | 22 | 0 | 0 | 22 |
| Dividend paid out for 2004/05 | | | | | -162 | | -162 |
| Tax value of loss on employee shares | | | | | | | 0 |
| Profit for the period | | | | | | 305 | 305 |
| Own shares purchased and loss from exercised options | | | | | | -103 | -103 |
| Own shares sold | | | | | | 0 | 0 |
| Dividend on own shares | | | | | | | 0 |
| Adjustment of opening balances and other adjustments relating to subsidiaries | | | -20 | | | -5 | -25 |
| **Balance at 31.03.2006** | **18** | **222** | **-17** | **-87** | **0** | **2.413** | **2.549** |

## 1. Segment information

**Primary segment - business activities**
**Group, 2005/06**

| *mDKK* | Medical Care + Breast Care | | Not Allocated costs and eliminations | | Total | |
|---|---|---|---|---|---|---|
| | *2005/06* | *2004/05* | *2005/06* | *2004/05* | *2005/06* | *2004/05* |
| **Revenue** | 3.447 | 3.099 | 0 | 0 | 3.447 | 3.099 |
| **Operating profit for segment** | 697 | 549 | -129 | -140 | 568 | 409 |

# *Notes (unaudited)*

| | Group mDKK | |
|---|---|---|
| | *2005/06* | *2004/05* |
| **2. Financial income** | | |
| Interest income | 13 | 11 |
| Exchange-rate adjustments | 0 | 8 |
| **Total** | **13** | **19** |
| | | |
| **3. Financial expenses** | | |
| Interest expense | 70 | 64 |
| Fair-value adjustments from share options | 54 | 2 |
| Fair-value adjustments transferred from equity | 7 | 4 |
| Exchange-rate adjustments | 13 | 0 |
| Other financial expenses | 4 | 3 |
| **Total** | **148** | **73** |
| | | |
| **4. Minority interests** | | |
| Minority interests at 1.10.2005 | 2 | 5 |
| Acquisitions | 0 | 0 |
| Share of net profit from subsidiaries | 0 | 2 |
| Dividend paid | -1 | -4 |
| **Minority interests at 31.03.2006** | **1** | **3** |
| | | |
| **5. Adjustment for non-cash operating items** | | |
| Depreciation | 189 | 165 |
| Gain on sale of fixed assets | 0 | 0 |
| Change in provisions | 0 | -22 |
| **Total** | **189** | **143** |
| | | |
| **6. Changes in working capital** | | |
| Inventories | -49 | 101 |
| Trade receivables | -117 | 64 |
| Other receivables | -33 | 12 |
| Trade and other payables | -29 | 0 |
| **Total** | **-228** | **177** |

# Notes (unaudited)

| | Group mDKK | |
|---|---|---|
| | 2005/06 | 2004/05 |
| **7. Liquidity** | | |
| Marketable securities | 266 | 97 |
| Cash | 1 | 5 |
| Bank balances | 566 | 812 |
| | 833 | 914 |
| Utilised credit facilities, short term | -117 | -179 |
| **Total** | **716** | **735** |

**8. Contingent items**

**Contingent liabilities**

At 31 March 2006 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 366 (2003/04 mDKK 425).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earning:

# Income statement, quarterly (unaudited)

| | | Group | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | mDKK | | mDKK | | mDKK | | mDKK | | mDKK | |
| | | 2005/06 | 2004/05 | 2005/06 | 2004/05 | 2005/06 | 2004/05 | 2005/06 | 2004/05 | 2005/06 | 2004/05 |
| Notes | | Q1 | Q1 | Q2 | Q2 | Q3 | Q3 | Q4 | Q4 | Year | Year |
| 1 | Revenue | 1.728 | 1.565 | 1.719 | 1.534 | | 1.687 | | 1.742 | | 6.528 |
| | Cost of sales | -664 | -677 | -647 | -598 | | -673 | | -655 | | -2.603 |
| | **Gross profit** | **1.064** | **888** | **1.072** | **936** | | **1.014** | | **1.087** | | **3.925** |
| | Distribution, sales and marketing costs | -536 | -483 | -538 | -465 | | -487 | | -510 | | -1.945 |
| | Administrative expenses | -198 | -180 | -191 | -174 | | -210 | | -180 | | -744 |
| | Research and development costs | -58 | -56 | -58 | -50 | | -55 | | -54 | | -215 |
| | Other operating income | 6 | 13 | 8 | 2 | | 4 | | -4 | | 15 |
| | Other operating expenses | -3 | -2 | 0 | -3 | | 0 | | -11 | | -16 |
| | Separate items | 0 | 0 | 0 | -17 | | -2 | | -7 | | -26 |
| 1 | **Operating profit** | **275** | **180** | **293** | **229** | | **264** | | **321** | | **994** |
| 2 | Financial income | 8 | 32 | 5 | -13 | | 11 | | 18 | | 48 |
| 3 | Financial expenses | -47 | -66 | -101 | -7 | | -63 | | -76 | | -212 |
| | **Profit before tax** | **236** | **146** | **197** | **209** | | **212** | | **263** | | **830** |
| | Tax on profit for the period | -72 | -51 | -56 | -66 | | -64 | | -94 | | -275 |
| | **Net profit for the period** | **164** | **95** | **141** | **143** | | **148** | | **169** | | **555** |
| 4 | Minority interests | 0 | -1 | 0 | -1 | | 1 | | -1 | | -2 |
| | **Coloplast´s share of profit for the period** | **164** | **94** | **141** | **142** | | **149** | | **168** | | **553** |
| | Earnings per Share (EPS) | 3 | 2 | 4 | 3 | | 3 | | 4 | | 12 |

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com


Coloplast

**Information to the Copenhagen Stock Exchange no. 8/2006**
**Humlebæk, 16 May 2006**

## Issue of financial statement for Q3 rescheduled

The agenda for Coloplast's Board meeting in August 2006 has been rearranged. This means that the financial statement for the first 3 quarters of 2005/06 will be issued on 17 August in the morning and not as previously announced on 18 August.

Sten Scheibye
President, CEO

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Director, Corp. Communications & IR Jens Steen Larsen, phone +45 4911 1920